UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of September 2023.

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Claude Dornier Straße 1

Bldg. 335, 82234

Wessling, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

CONTENTS

Explanatory Note

On September 11, 2023, Lilium N.V. (the “Company”) held an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”). Of the total of 518,734,493 of the Company’s shares A and shares B issued, outstanding and eligible to vote as of the record date of August 14, 2023, a quorum of 314,443,624 shares A and 23,113,065 shares B, or approximately 65%, voted at or were represented by proxy at the Extraordinary General Meeting.

A copy of the minutes of the proceedings of the Extraordinary General Meeting is furnished as Exhibit 99.1 hereto. At the Extraordinary General Meeting, the shareholders approved each of the voting items on the agenda, including:

•	Designation of the Board as the competent body to issue shares A and grant rights to subscribe for shares A in the share capital of the Company up to a maximum of 10% of the issued share capital of the Company at the date of the Extraordinary General Meeting for a period of 36 months from the Extraordinary General Meeting and to limit or exclude statutory pre-emptive rights related thereto; and

•	Amendment to the Compensation Policy of Lilium N.V.

Incorporation by Reference

The contents of this Report on Form 6-K (other than Exhibits 99.1 and 99.2 hereto) are hereby incorporated by reference into the Company’s registration statements on Form F-3 filed with the SEC on June 9, 2023 (File No. 333-272571), February 3, 2023 (File No. 333-269568), November 25, 2022, as amended or supplemented (File No. 333-268562), and October 3, 2022, as amended or supplemented (File Nos. 333-267718 and 333-267719), and the Company’s registration statement on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 11, 2023	Lilium N.V.

	By:	/s/ Klaus Roewe
		Name:	Klaus Roewe
		Title:	Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Minutes of the Extraordinary General Meeting of Shareholders of Lilium N.V.
99.2	Amended Compensation Policy of Lilium N.V.